UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Afya Limited
(Name of Issuer)

Class A Common Shares, par value $0,00005 per share
(Title of Class of Securities)

G01125 106
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Renato Tavares Esteves
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,545,844
	6	SHARED VOTING POWER —
	7	SOLE DISPOSITIVE POWER 2,545,844
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,545,844(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%(2)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 765,047 Class A common shares held of record by Renato Tavares Esteves; (ii) 234,953 Class A common shares held of record by RTE Capital Ventures Ltd. (“RTE Capital”), which is wholly-owned by Renato Tavares Esteves; and (iii) 1,545,844 Class A common shares held of record by RTE B Ventures Ltd. (“RTE B”), which is wholly-owned by RTE Capital.

(2)	Represents the quotient obtained by dividing (a) the number of Class A common shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) 44,362,929 Class A common shares outstanding as of December 31, 2023, as reported by the Issuer to the Reporting Person.

1	NAME OF REPORTING PERSON RTE Capital Ventures Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 234,953
	7	SOLE DISPOSITIVE POWER —
	8	SHARED DISPOSITIVE POWER 234,953
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,953(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 234,953 Class A common shares held of record by RTE Capital Ventures Ltd., which is wholly-owned by Renato Tavares Esteves.

(2)	Represents the quotient obtained by dividing (a) the number of Class A common shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) 44,362,929 Class A common shares outstanding as of December 31, 2023, as reported by the Issuer to the Reporting Person.

1	NAME OF REPORTING PERSON RTE B Ventures Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 1,545,844
	7	SOLE DISPOSITIVE POWER —
	8	SHARED DISPOSITIVE POWER 1,545,844
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,545,844(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%(2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 1,545,844 Class A common shares held of record by RTE B Ventures Ltd., which is wholly-owned by RTE Capital Ventures Ltd.

(2)	Represents the quotient obtained by dividing (a) the number of Class A common shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) 44,362,929 Class A common shares outstanding as of December 31, 2023, as reported by the Issuer to the Reporting Person.

ITEM 1.	(a)	Name of Issuer: Afya Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503 Vila da Serra, Nova Lima, Minas Gerais, Brazil

ITEM 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed by (i) Renato Tavares Esteves; (ii) RTE Capital Ventures Ltd. and (iii) RTE B Ventures Ltd. (each, a “Reporting Person” and collectively the “Reporting Persons”). Renato Tavares Esteves is party to an amended and restated shareholders agreement (the “Amended and Restated Shareholders Agreement”), dated May 4, 2022, between Nicolau Carvalho Esteves, Rosângela de Oliveira Tavares Esteves, Bertelsmann SE & Co. KGaA, NRE Capital Ventures Limited, NRE B Ventures Limited, and Renato Tavares Esteves, Lílian Tavares Esteves de Carvalho and Vanessa Tavares Esteves, solely as successors.

The Reporting Persons are filing this Schedule 13G jointly considering that RTE B Ventures Ltd. is wholly-owned by RTE Capital Ventures Ltd., and RTE Capital Ventures Ltd. is wholly-owned by Renato Tavares Esteves. Each of the Reporting Persons is a shareholder of the Issuer. Each of the Reporting Persons, however, disclaims beneficial ownership with respect to any shares of stock owned by the other Reporting Persons. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(b)	Address of Principal Business Office, or if None, Residence:

The principal office and business address of Renato Tavares Esteves is Alameda Oscar Niemeyer, No. 119, Salas 502, 504, 1,501 and 1,503, Vila da Serra - Nova Lima, Minas Gerais, Brazil.

The principal office and business address of RTE Capital Ventures Ltd. is Craigmuir Chambers, Road Town, Tortola, BVI VG1110.

The principal office and business address of RTE B Ventures Ltd. is Craigmuir Chambers, Road Town, Tortola, BVI VG1110.

(c)	Citizenship or Place of Organization:

See row 4 of the cover pages to this Schedule 13G.

(d)	Title of Class of Securities:

This Schedule 13G relates to the Issuer’s Class A common shares, par value $0.00005 per share.

(e)	CUSIP Number:

G01125 106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

All ownership percentages assume that there are 44,362,929 Class A common shares outstanding.

The information set forth in Item 2 above is incorporated by reference for each Reporting Person.

(a)       Amount beneficially owned:

See row 9 of the cover sheet of each Reporting Person.

(b)       Percent of class:

See row 11 of the cover sheet of each Reporting Person.

(c)       Number of shares as to which the person has:

(i)         Sole power to vote or to direct the vote:

See row 5 of the cover sheet of each Reporting Person.

(ii)       Shared power to vote or to direct the vote:

See row 6 of the cover sheet of each Reporting Person.

(iii)     Sole power to dispose or to direct the disposition of:

See row 7 of the cover sheet of each Reporting Person.

(iv)      Shared power to dispose or to direct the disposition of:

See row 8 of the cover sheet of each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2024

Renato Tavares Esteves

By:	/s/ Renato Tavares Esteves
Name:	Renato Tavares Esteves

RTE Capital Ventures Ltd.

By:	/s/ Renato Tavares Esteves
Name:	Renato Tavares Esteves
Title:	Director

RTE B Ventures Ltd.

By:	/s/ Renato Tavares Esteves
Name:	Renato Tavares Esteves
Title:	Director

Exhibit A

SCHEDULE 13G

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A common shares of Afya Limited and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 20, 2024.

Renato Tavares Esteves

By:	/s/ Renato Tavares Esteves
Name:	Renato Tavares Esteves

RTE Capital Ventures Ltd.

By:	/s/ Renato Tavares Esteves
Name:	Renato Tavares Esteves
Title:	Director

RTE B Ventures Ltd.

By:	/s/ Renato Tavares Esteves
Name:	Renato Tavares Esteves
Title:	Director